UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51533

SuperDirectories, Inc.
(Exact name of registrant as specified in its charter)

5337 Route 374, Merrill, New York  12955
(518) 4725-0320
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X]        Rule 12h-3(b)(1)(ii)   [ ]
Rule 12g-4(a)(1)(ii)    [ ]          Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(2)(i)     [ ]          Rule 12h-3(b)(2)(ii)   [ ]
Rule 12g-4(a)(2)(ii)    [ ]          Rule 15d-6                 [ ]
Rule 12h-3(b)(1)(i)     [ ]

Approximate number of holders of record as of the certification or notice date: 1220

Pursuant to the requirements of the Securities Exchange Act of 1934, SuperDirectories, Inc. has caused this certification/notice to be signed on its behalf  by the undersigned duly authorized person.

August 3, 2010	/s/ Luke Lalonde
By: Luke Lalonde, President